Filed pursuant to Rule 424(b)(5)
                                               File No. 333-09523

                      PROSPECTUS SUPPLEMENT


                           114,486 SHARES
                       THE LOEWEN GROUP INC.
                  COMMON SHARES WITHOUT PAR VALUE



      This Prospectus Supplement is a supplement to that certain Prospectus dated January 17, 1997, contained in the Registration Statement on Form S-4 (File No. 333-09523) filed by The Loewen Group Inc. ("Loewen"), relating to 5,000,000 Common shares without par value of Loewen ("Common Shares").

      This Prospectus Supplement relates to 114,486 Common Shares (the "Subject Shares") issued by Loewen on July 10, 1997 (the "Issue Date"), pursuant to that certain Merger Agreement, dated as of June 20, 1997 (the "Agreement"), by and among Loewen, Cemetery Investments, Inc., a Virginia corporation (the "Acquired Company"), Roosevelt Acquisition, Inc., a Virginia corporation and a wholly-owned subsidiary of Loewen, The Benjamin J. Levy Revocable Living Trust, K. Frank Smith, and Benjamin J. Levy pursuant to which Loewen acquired all of the then outstanding shares of capital stock of the Acquired Company (the "Acquired Shares").

      The Subject Shares were issued by Loewen to the holders of the Acquired Shares as payment of a portion of the purchase price for the Acquired Shares, based on the weighted average price of the Common Shares on the New York Stock Exchange over the five trading days immediately preceding the Closing Date (as defined in the Agreement), approximately $34.94 per share.

      All of the Subject Shares have been approved for listing on the New York Stock Exchange, The Toronto Stock Exchange and The Montreal Exchange. However, the Subject Shares may not be resold in Canada or to a Canadian resident within a period of 40 days after the Issue Date.







    THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 14, 1997.